SUB-ITEM 77(H)
                        CHANGES IN CONTROL OF REGISTRANT

Between January 1, 2003 and February 1, 2003 the percentage of shares of the Brown Advisory International Fund owned by Brown Investment Advisory and Trust Company increased 0% to 99.53%.

Between January 1, 2003 and February 1, 2003 the percentage of shares of the Brown Advisory Value Equity Fund owned by Brown Investment Advisory and Trust Company increased 0% to 100%.